

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2019

<u>Via E-Mail</u>

Norman Reynolds
Norman T. Reynolds Law Firm, P.C.
P.O. Box 246
186 Henkel Circle
Round Top, Texas 78954

> **Re:** **Greenway Technologies, Inc.**
> **DFAN14A filed April 3, 2019**
> **Filed by Greenway Technologies, Inc. Shareholder Committee**
> **File No. 0-55030**

Dear Mr. Reynolds:

The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow.

<u>DFAN14A – Press Release dated April 3, 2019</u>

1. Your press release asserts that although the Company has obtained a temporary restraining order preventing the Shareholders Committee from holding the special meeting, the Shareholders Committee is "extremely confident" that your filing "was done correctly and with US SEC approval throughout the process and will proceed to defend such in the proceeding." In future filings, please refrain from assertions that the SEC has "approved" your proxy filings. This kind of statement implies that the SEC has factually verified the statements made in your proxy materials. As you know, this is not the case. As noted in the closing paragraph of all of our prior comment letters, the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

2.  See our last comment above.  Similarly, the SEC does not take a position on whether the special meeting was validly called under the applicable provisions of state law or the Company's governing instruments.  In future filings, please avoid any disclosure that implies otherwise.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions